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SEC FILE NUMBER
8-40867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICBA Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

775 Ridge Lake Blvd., Suite 175
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	678-525-0992	cakinzer@icbasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jim Reber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICBA Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER PADGETT
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature: Jim Reber

Title: President/CEO

Jennifer Padgett
Notary Public My Comm. Exp. 8-5-2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ICBA Securities Corporation

Statements of Financial Condition

December 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(d)(3)

under the Securities Exchange Act of 1934

TABLE OF CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
ICBA Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICBA Securities Corporation (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.

February 28, 2022

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2021

ASSETS	
Cash and cash equivalents	**$ 1,023,717**
Receivables from VSIBG:	
Program payments	**125,000**
Program reimbursements	**58,573**
Income tax receivable from parent	**8,018**
Prepaid expenses and other assets	**7,706**
Equipment, at cost, net of accumulated deprecation	**12,011**
Total assets	**$ 1,235,025**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Trade payables	**$ 293**
Income tax payable due to parent	**-**
Due to related parties	**122,649**
Accrued expenses	**41,130**
Royalties payable:	
State independent banker associations	**220,001**
ICBA	**22,891**
Total liabilities	**406,964**
Stockholder's equity	
Common stock, no par value; 100 shares authorized, issued and outstanding	**70,000**
Additional paid-in capital	**65,000**
Retained earnings	**693,061**
Total stockholder's equity	**828,061**
Total liabilities and stockholder's equity	**$ 1,235,025**

See Notes to Financial Statements

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, Inc. (ICBACH), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company provides community banks with access to industry educational opportunities, marketing and promotes other services provided by ISN, and markets and promotes the brand of the Company's exclusively endorsed broker-dealer, Vining Sparks IBG, L.P. (VSIBG). The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

Exemption from Rule 15C3-3

The Company is subject to Rule 17a-5 of the SEC and, does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c-3, and relies on footnote 74 of the SEC release No 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Financial Statement Presentation

These financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), pursuant to the rules and regulations regarding financial reporting of the SEC. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, and revenues and expenses for the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less as cash and cash equivalents. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Revenue Recognition and Receivables

In accordance with ASU 606, *Revenue from Contracts with Customers*, the Company completed a five-step analysis in determining when and how revenue is recognized. Entities are required to (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The new revenue standards significantly expands current disclosure requirements related to judgement associated with revenue recognition due to the importance placed on revenue by financial statement users.

Revenue from contracts with customers includes royalty revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether the constraints on variable consideration should be applied to uncertain future events.

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon analysis of current contract terms. Performance obligations could, however, change from time to time if and when the Company's existing contracts are modified, or the Company entered into new contracts. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations. Revenue from contracts with customers include the program agreement and the expense sharing agreement and the change of control payment.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company is under an agreement with VSIBG, the program agreement, in which the Company earns a flat amount of program revenue annually, received monthly. The transaction price consists of the annual revenue amount of $1,500,000. The Company believes that the performance obligation is satisfied over the contract period and the revenue is recognized on the straight-line basis over the contract term. Revenue is recognized monthly when the program revenue is received, as performance obligations for both parties are satisfied with normal operating activities. The Company is also under agreement with VSIFG in an expense agreement. The contract includes specific reimbursement amounts for normal operating expenses including compensation, bonuses and taxes as well as other reimbursements detailed in the agreement. The Company believes the performance obligations are satisfied at the point in time that the expenses are incurred therefore, the reimbursements for expenses are recognized as revenue when the expense is incurred by the Company in accordance with the agreement with VSIBG as all performance obligations are satisfied with normal operating activities.

During 2021, VSIBG was acquired by Stifel Financial Inc. The Company received a $5,000,000 change of control payment as per the program agreement. The Company believes the revenue should be recognized as revenue when the funds were received as no performance obligations were attached to the payment other than change of ownership. Change of ownership occurred in October 2021 with no other obligations to be satisfied by either party.

During 2021, the Company earned $1,500,000 in revenue from activities as a result of the program agreement with VSIBG and $520,848 in relation to the expenses sharing agreement.

The Company had receivables associated with revenue from contracts with customers at December 31, 2021 from the program agreement of $125,000 and from the expense sharing agreement of $58,573.

The Company had receivables associated with revenue from contracts with customers at January 1, 2021 from the program agreement of $125,000 and from the expense sharing agreement of $16,075.

The Company has no contract assets or contract liabilities as of January 1, 2021 or December 31, 2021.

No additional disclosures are required to disaggregate revenue since revenue is disaggregated in the statements of operations.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized costs, including loan receivables and held-to-maturity debt securities.   It also applies to off-balance sheet credit exposures not accounted as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities.   The Company does not hold any loan receivables or debt securities and management has determined the off-balance sheet credit risk exposure is considered minimal.   The Company has not experienced any such losses, and as such, no reserve allowance is recorded on the books.

Income Taxes

The Company files as part of a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent Company, ICBACH, who is the taxpayer for income tax purposes. The Company makes payments to the parent Company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of operations as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions and has not accrued the effect of any uncertain tax positions as of December 31, 2021. There are no timing differences creating any deferred tax assets or liabilities. The effective tax rates for years ending December 31, 2021 was 19.7% for federal tax purposes and 6.5% for state tax purposes. The statutory rate for federal is 21% for the year ending December 31, 2021 and 6.5% for state taxes for the year ending December 31, 2021. These effective rates differ from the statutory rates for permanent book to tax differences. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and penalties expense, respectively.

As of December 31, 2021, the Company had a related party income tax receivable due from the parent in the amount of $8,018.

Concentration of Risk

The Company derives 100% of its revenue from one customer and whose accounts receivable represent 100% of the Company's total accounts receivables. Management has identified other providers that would be able to provides these services if the single customer was unwilling or unable to provide services to the Company.

NOTE 2. RELATED-PARTY TRANSACTIONS

ISN has an Administrative Services Agreement with ICBA and its subsidiaries, for the provision of various administrative support including accounting, HR, IT, and other general administrative services. The agreement renews annually unless one party provides the other with written notice of nonrenewal at least 90 days prior to the end of the term. ISN has charged the Company for administrative expenses paid for by ISN under the agreement, which totaled $386,954 for the year ended December 31, 2021.

ISN and ICBA periodically pay other direct expenses which are charged back to the Company. These other direct expenses include items such as program, marketing and other administrative services. The amount charged as other direct expense relating to ISN totaled $43,385 for the year ended December 31, 2021. The amount charged as other direct expenses relating to ICBA totaled $553,914 for the year ended December 31, 2021.

NOTE 2. RELATED-PARTY TRANSACTIONS (Continued)

ICBA and the Company have a license agreement for the use of the logo, approval of the use of the logo, as well as any promotional and advertising materials in exchange for a royalty payment of 15% of operating revenue as defined in the agreement. The agreement is for a term of two years that expires December 31, 2022, automatically renews for an additional two-year term unless written notice by either party is provided within 90 days of the end of the term. The amount charged to expense totaled $882,839 for the year ended December 31, 2021.

On December 31, 2021, The Company had a related party payable due to ICBA in the amount of $53,105 for direct expenses and $22,891 for license agreements resulting in a total amount of $75,996.

On December 31, 2021, the amount outstanding due to ISN was $69,544.

The Company declared a dividend to ISN during 2021 in the amount of $3,250,000.

NOTE 3. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. The royalty is subjective and subject to certain adjustments and is paid semiannually. The amount charged to expense totaled $440,000 for the year ended December 31, 2021.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio, net capital and excess net capital were as follows:

	Years ended December 31,
	2021
Net capital ratio	**.660 to 1**
Net capital	$ **616,753**
Excess net capital	$ **589,622**

NOTE 5. SUBSEQUENT EVENTS

The COVID-19 pandemic, whose effects first became known in January 2020 is having a broad and negative impact on commerce and financial markets around the world. The United States and global markets experienced significant declines in value resulting from uncertainty caused by the pandemic. The Company is closely monitoring the impact of the COVID-19 pandemic on its operations and business models. At this stage, the impact has not been material and as vaccines become more widely available, we expect the overall environment to improve. Management is closely monitoring key economics factors and is committed to continue to operate in the safest way possible without jeopardizing the health and well being of its workforce.

The Company has evaluated all events subsequent to December 31, 2021 through February 28, 2022 which is the date these financial statements were available to be issued. The Company has determined there are no subsequent events that require adjustment to, or disclosure in the financial statements.